Exhibit (q)(18)

PROXY VOTING FOR THE ADVISER

Cary Street Partners Asset Management LLC (“CSPAM” or “Adviser”) acknowledges it has a fiduciary obligation to its clients that requires it to monitor corporate events and vote client proxies in cases where clients have assigned that responsibility to Adviser. Adviser may vote proxies for securities over which it maintains discretionary authority consistent with its proxy voting policy. Adviser has adopted policies and procedures reasonably designed to ensure proxies are voted in clients’ and shareholders’ best interests, and reasonably consistent with, wherever possible, enhancing long-term shareholder value and leading corporate governance practices. Adviser has retained the services of Broadridge ProxyEdge (“ProxyEdge”) to vote securities on its behalf. ProxyEdge provides its Proxy Policies and Insights (or PPI) product. PPI uses data driven voting guidelines, also called the Shareholder Value Template, derived from publicly disclosed vote records of top fund families with the goal of maximizing shareholder value. Finally, Adviser recognizes that it (i) has a fiduciary responsibility under the Employee Retirement Income Securities Act (ERISA) to vote proxies prudently and solely in the best interests of plan participants and beneficiaries and (ii) will vote proxies in the best interest of the client (non-ERISA) when directed.

Proxy Voting Guidelines

Generally, where the disclosed vote records align, routine and/or non-controversial, corporate governance issues are normally voted with management; this would include the approval of independent auditors for example. Occasionally, ProxyEdge votes against management’s proposal on a particular issue; such issues would generally be those deemed likely to reduce shareholder control over management, entrench management at the expense of shareholders, or in some way diminish shareholders’ present or future value. Adviser generally believes that voting proxies in a manner that is favorable to a business’s long-term performance and valuation is in its clients’ best interests. However, a uniform voting policy may not be in the best interest of all clients. Adviser applies the ProxyEdge standard guidelines to most clients but will utilize alternate policy guidelines to meet specific requirements where appropriate. From time to time, Adviser will receive and act upon the client’s specific instructions regarding proxy proposals. However, such requests must be received in writing no later than 30 days in advance of the proxy voting deadline. Adviser reserves the right to vote against any proposals motivated by political, ethical or social concerns. A complete summary of the ProxyEdge voting guidelines, the Shareholder Value Template, can be requested by contacting Adviser.

Conflicts of Interest

Occasions arise during the voting process in which the best interests of the clients or shareholders conflict with Adviser’s interests. Examples of conflicts of interest generally include (i) business relationships where Adviser has a substantial business relationship with, or is actively soliciting business from, a company soliciting proxies and (ii) personal or family relationships whereby an employee of Adviser has a family member or other personal relationship that is affiliated with a company soliciting proxies, such as a spouse who serves as a director of a public company. A potential conflict occurs if a substantial business relationship exists with a proponent or opponent of a particular initiative. If Adviser determines that a material conflict of interest exists, Adviser will instruct ProxyEdge to vote using its standard policy guidelines which are derived independently from Adviser.

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Proxy Voting Process

●	Upon timely receipt of proxy materials, ProxyEdge will automatically release vote instructions on a client’s behalf as soon as analysis is completed. Adviser retains authority to override the votes (before cut-off date) if Adviser disagrees with the vote recommendation.

●	The Proxy Coordinator or their delegate at Adviser (employees at Adviser responsible for administration and oversight of proxy voting) will monitor the voting process at ProxyEdge via the Broadridge ProxyEdge proxy voting portal (ProxyEdge’s online voting platform). Records of which accounts are voted, how accounts are voted, and how many shares are voted are kept electronically with ProxyEdge.

●	For proxies not received by ProxyEdge, Adviser and ProxyEdge will make a best effort attempt to receive ballots from the client’s custodian prior to the vote cut-off date.

●	Adviser is responsible for account maintenance – opening and closing of accounts, transmission of holdings and account environment monitoring.

●	The Proxy Coordinator will keep abreast of any critical or exceptional events, or events qualifying as a conflict of interest, via the ProxyEdge portal and email.

●	Investment teams should keep the Proxy Coordinator and delegates informed of material issues affecting pending or upcoming proxy votes. If the Proxy Coordinator or delegates become aware of additional information that would reasonably be expected to affect Adviser’s vote, then this information should be considered prior to voting.

●	Adviser has the ability to override ProxyEdge vote instructions and will do so if believed to be in the best interest of the client. All changes are documented and coordinated between the Proxy Coordinator and the Portfolio Manager and/or Research Analyst if applicable. Changes generally occur as a result of Adviser’s communication with issuer management regarding matters pertaining to securities held when the issuer questions or disputes the ProxyEdge voting guidelines. All proxies are voted solely in the best interest of clients on a best efforts basis.

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Practical Limitations Relating to Proxy Voting

While Adviser makes a best effort to vote proxies, in certain circumstances it will be impractical or impossible for Adviser to do so. Identifiable circumstances include:

●	Limited Value. Where Adviser has concluded that to do so would have no identifiable economic benefit to the client or shareholder.

●	Unjustifiable Cost. When the costs of or disadvantages resulting from voting, in Adviser’s judgment, outweigh the economic benefits of voting.

●	Securities Lending. If securities are on loan at the record date, the client lending the security cannot vote the proxy. Because Adviser generally is not aware of when a security may be on loan, it may not have the opportunity to recall the security prior to the record date.

●	Failure to Receive Proxy Statements. Adviser may not be able to vote proxies in connection with certain holdings, most frequently for foreign securities, if it does not receive the account’s proxy statement in time to vote the proxy.

Proxy Voting Records and Reports

The proxy information is maintained by ProxyEdge on Adviser’s behalf and includes the following: (i) name of the issuer; (ii) the exchange ticker symbol; (iii) the shareholder meeting date; (iv) a brief description of the matter brought to vote; (v) whether the proposal was submitted by management or a shareholder; (vi) how the proxy was voted (for, against, abstained); (vii) whether the proxy was voted for or against management; and (viii) documentation materials to make the decision. Adviser’s Proxy Coordinator coordinates retrieval and report production as required or requested.

A copy of how Adviser voted on securities held in a client’s account is available free of charge upon request. A complete copy of Adviser’s Proxy Policy will be provided to any current or prospective client upon request. In some instances, clients of Adviser have reserved the right to vote their own proxies. In such cases, Adviser does not have the authority to vote on the client’s behalf, and arrangements should be made by the client to have the custodian and/or transfer agent deliver the proxy solicitations directly to them.

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